

December 9, 2010

Via Facsimile (215.963.5001) and U.S. Mail

Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

RE: PhotoMedex, Inc.
Schedule TO-I
Filed December 2, 2010
File No. 005-34804

Dear Ms. Soslow:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Exchange, unless otherwise indicated.

Schedule TO

<u>General</u>

1.   We note that neither the Schedule TO nor the Offer to Exchange contains the financial information required by Item 10 of Schedule TO. We believe financial information is material to a holder's investment decision in the context of this Offer. Please revise to provide the information called for by Item 10 of Schedule TO. To the extent the Company chooses to incorporate into Item 10 of an amended Schedule TO the financial information required by Item 1010(a) and (b), please also provide in the Offer to Exchange the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001

supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance. In addition, as we believe the addition of this disclosure is a material change to the Offer, please advise how the Company intends to disseminate such changes to holders in accordance with its obligations under Exchange Act Rule 13e-4(d)(2) and (e)(3).

2.   It appears that the Company is relying upon the global exemptive order issued by the Commission on March 21, 2001. Advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. In preparing this response, specifically address whether an "employee benefit plan" may continue to meet the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as the third-party service-providers included in the Offer.

3.   We note that the offer expires before expiration of the twentieth business day following the commencement of this exchange offer. Please revise accordingly. Refer to Exchange Act Rule 14e-1(a) and 13e-4(a)(3) for additional guidance on the definition of "business day."

4.   Disclosure under the caption "Important" in the Offer to Exchange indicates that delivery of the Election Form must be via hand delivery to Davis Woodward or via facsimile. If, in an attempt to comply with the preceding comment, the Company extends the offer so that it expires after Company business hours, please tell us why the Company believes the current method of delivery is appropriate, taking into account the characteristics of the eligible option holders and any other factors you believe are relevant under the facts presented. For example, for those employees who choose not to tender until after business hours on the last day of the Offer to Exchange, does the Company believe that all employees will have access to facsimile machines?

Change in Election, page 11

5.   Please advise whether in light of the preceding comment, the Company will provide other means by which option holders can submit an Election Form or withdrawal form in order for the Company to receive it by the expiration time.

Conditions of the Offer, page 11

6.   We note in the second to last paragraph on page 12 the disclosure relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).

Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

Miscellaneous, page 18

7.   We note your statement in the second paragraph on page 18 that if the Company becomes aware of any jurisdiction where the making of the Offer violates the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please:

- advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

- confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company's eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the Offer some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

- revise the disclosure here consistent with Rule 13e-4(f)(8).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions